Benchmark Electronics

Management Presentation

CREDIT SUISSE FIRST BOSTON

Annual Technology Conference

November 29,2000

Forward Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, from time to time, Benchmark Electronics, Inc. ("the Company") or its representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but are not limited to, various filings made by the Company with the Securities and Exchange Commission, press releases or oral statements made with the approval of an authorized executive officer of the Company. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions. These factors and conditions have been described in the section of the Company's Prospectus, dated August 2, 2000, entitled "Risk Factors," and in other documents the Company files from time to time, with the Securities and Exchange Commission, including annual reports on Forms 10-K, quarterly reports on Form 10-Q and current reports on Forms 8-K.

Benchmark Electronics

Clear Vision for the Future

"Our goal is to be the EMS provider of choice to leading high technology OEMs"

by

- **Maintaining and developing close long-term customer relationships**
- **Focusing on high-end products in high growth sectors**
- **Delivering complete high and low volume manufacturing solutions globally**
- **Leveraging advanced technological capabilities**
- **Continuing to strengthen our global footprint through external and internal growth**

resulting in

"Direct communications and closer business relationships with our customers."

Benchmark Electronics

The EMS Market is Growing Rapidly

$115 Billion Market with 27%+ Growth Prospects



Total CM Sales
$400
$350
$300
$250
$200
$150
$100
$50
$0
40%
35%
30%
25%
20%
15%
10%
5%
0%
1994
1995
1996
1997
1998
1999
2000E
2001E
2002E
2003E
$35
$46
$59
$73
$92
$115
$145
$185
$235
$300
9%
11%
12%
14%
17%
19%
22%
27%
31%
36%
27%
5-Yr CAGR

Drivers Influencing 27%+ Industry Growth



35%
30%
25%
20%
15%
10%
5%
0%
(Most EMS)
6-8%
(Most EMS)
9-10%
(Tier One)
10-15%
(Tier One)
25-33%
Electronics Industry
Existing Customers
OEM Asset Acquisitions
Worldwide CM Industry

Factors Driving Growth:

- **Continued outsourcing of manufacturing needs from OEMS, as manufacturing capacity becomes increasingly more expensive and complex**
- **Growth in the use and need for expanded services offerings by EMS, providing incremental revenue, margin and earnings growth**
- **More rapid time-to-market with new or next-generation product**

Benchmark Electronics

Note:	EMS sales are as a percentage of OEMs COGS; the cost savings of which generate the EMS industry's revenues.
Assumptions:	World OEM market sales grow 6-8% per year, with gross margins in the 20% range.
Source:	Technology Forecasters and Credit Suisse First Boston Technology Group estimates.

Industry Evolution


Scope of Capability
Advanced
Limited
Sole Source of Product Line Assemblies
Product Design, Full Product Assembly and Direct Order Fulfillment
Market Direction
Manufacturing Production as Buffer to Internal Capacity
Procured Solutions Sub-Assembly Basis (power supplies, chargers)
Vertical
Virtual
Value-added

Benchmark Electronics

Company Overview

Revenue Mix


Telecom (39%)
Video/Audio (6%)
Personal Computer (6%)
Industrial Control (9%)
Medical (6%)
Test Instrumentation (4%)
High-End Computer (30%)

Note: Revenue Mix as of FY 1999

Service Offerings


Design


Prototype


Test Development


High & Low Volume Production


Systems Integration


Logistics


Depot Repair

Benchmark Electronics

Global Presence



Mansfield, MA
Cork, Ireland
Manassas, VA
East Kilbride, Scotland
Dublin, Ireland
Winona, MN
Beaverton, OR
Hudson, NH
Pulaski, TN
Huntsville, AL
Angleton, TX
Guadalajara, Mexico
Singapore
Campinas, Brazil

Facilities

- 14 manufacturing facilities
- 1,571,500 square feet
- U.S., Mexico, South America, Europe and Asia-Pacific

Benchmark Electronics

Clear Strategic Acquisition Objectives

- Complement Service and Product Offering
  - targeting high growth industries
  - expanding advanced technology capabilities
  - extending global presence
- Acquire New Customers
- Develop Strategic Relationships
- Add Strong Operational Management

Deeper and Closer Customer Relationship

Benchmark Electronics

Acquisitions - Building Blocks for a Complete Service Offering

August 1999	AVEX (9 Facilities with 930,500 sqf)
March 1999	Ascend operations (1 Facility with 90,000 sqf)
February 1998	Lockheed Martin CE (1 Facility with 250,000 sqf)
July 1996	EMD Associates (1 Facility with 201,000 sqf)
August 1986	spin-off of Intermedics


High -Volume Assembly
Global
Systems Integration & Testing
Benchmark Electronics
Europe
Northeast - US
Design
Midwest - US
Low-Volume Complex Assembly
Southwest - US
Service Offering
Geographic Coverage

Benchmark Growth Drivers

Internal

- Expand strategic partnerships in high growth end markets
- Global platform in place to increase market share
- Expanding capacity can support approximately $2.5B in revenues

External

- $400 MM successfully invested in 4 acquisitions, "acquiring" $1.1B in revenues
- OEM divestitures

Benchmark Electronics

Strong Historical Revenue Growth



Fiscal Year Ended December 31
(US$ in millions)
2500
2000
1500
1000
500
0
CAGR = 99%
$97.4
$201.3
$325.2
$524.1
$877.0
$1,700.0
$2,300.0
1995
1996
1997
1998
1999
2000E
2001E
Analyst Estimates

Benchmark Electronics

Strong Quarterly Revenue Momentum with EPS Rebound


(US$ in millions)
500
450
400
350
300
250
200
150
100
50
0
0.60
0.50
0.40
0.30
0.20
0.10
0.00
147
163
230
339
349
407
460
0.40
0.41
0.08
0.08
0.12
0.21
0.32
Q1 99
Q2 99
Q3 99*
Q4 99
Q1 00
Q2 00
Q3 00

* Excluding extraordinary item

Benchmark Electronics

Gross Margin Rebound



(US$ in millions)
500
450
400
350
300
250
200
150
100
50
0
11.0
9.5
8.0
6.5
5.0
(G r o s s
147
163
230
339
349
407
460
10.0
10.4
6.0
6.6
6.8
7.3
7.4
Q1 99
Q2 99
Q3 99*
Q4 99
Q1 00
Q2 00
Q3 00

Benchmark Electronics

Strong Balance Sheet Supporting Future Growth

	September 30, 2000	December 31,1999
Cash	23,740	9,437
Accounts Receivable	257,378	197,239
Inventory	317,298	214,554
$175MM Revolving Credit Facility	56,500	41,500
Term Loan	85,000	97,000
Convertible Subordinated Notes	80,200	80,200
Shareholders' Equity	403,261	281,935
Days Sales Outstanding	50.3	52.1
Inventory turns	5.37	5.89
Book Value	$20.38	$16.77

Benchmark Electronics

Inventory Reserves

- Industry Practices
  - EMS firms generally procure inventory to customer forecasts
  - Reserves are provided for specific identification of E & O inventories without customer coverage
    - Examples include - minimum buys, reel sizes, design changes, etc.
- Benchmark Reserves
  - Pre-acquisition reserves were nominal
  - Acquisition reserves arise from non-contractual coverage and former customers
- Disposals
  - Disposition of obsolete inventories previously reserved for reduce both the asset and the reserve balances
  - The majority of Benchmark's reduction to the Q3 reserve resulted from the sale of the Sweden assets at approximately book value which removed both the asset and reserve.
  - No gain or loss was recognized on the sale of the Sweden assets

Benchmark Electronics

Year 2000 Highlights

- Record revenue and record backlog and for 3 consecutive quarters
- Record Income - Q3 2000
- Completion of successful secondary stock offering
- Significant new program bookings
- Enhancement of geographic suitability to match customer requirements
- Expansion of infrastructure while retaining flexibility

Benchmark Electronics

Basis for Future Growth

- Strong long-term industry fundamentals
- Top Tier EMS Provider
- Global presence and full range of services
- Excellent and long-standing customer base in high-end, high-growth sectors
- Improving financial performance
- Broad and experienced management team

Benchmark Electronics


Benchmark Electronics
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